May 8, 2015

Justin Dobbie

Legal Branch

Chief Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Re:              MSG Spinco, Inc.

                    Form 10-12B

                    Filed March 27, 2015

                    File No. 001-36900

Dear Mr. Dobbie:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), dated April 23, 2015, concerning the Registration Statement on Form 10 (the “Form 10”) of MSG Spinco, Inc. (“the Company”).

The following is the Company’s response to the Comment Letter. As a result of the revisions to the Form 10, some page references have changed. The page references in the comments refer to page numbers of the Information Statement filed as Exhibit 99.1 to Form 10 as filed on March 27, 2015 and page references in the responses refer to page numbers in the marked copy of the Information Statement (the “Information Statement”) filed as Exhibit 99.1 to Amendment No. 1 to the Form 10, as filed on May 8, 2015. The Company has, concurrently with the filing of this response letter, provided four marked copies of the Information Statement and response letter via messenger. All dollar amounts throughout the letter are in thousands unless specifically stated otherwise.

Form 10

General

1.	Please revise the exhibit index to indicate that you will file the Media Rights Agreement with MSG as a material contract or advise. Please also revise your exhibit index to indicate you will file all other material contracts required to be filed by Item 601(b)(10) of Regulation S-K. For example, we note the reference to certain registration rights agreements and certain other related party agreements that are not currently listed in the exhibit index. We also note that a number of contracts listed in the exhibit index of the most recent annual report filed by MSG would appear to be contracts that will apply to you after the distribution. Please revise accordingly.

Company Response: In response to the Staff’s comment, the Company has updated the exhibit list under Item 15(b) of the Form 10. Please note that certain of the exhibits listed are not in final form and will be filed in a future Form 10 amendment, as indicated on the exhibit list. In addition, the Company may identify additional agreements that will be filed as exhibits. In that case, the exhibit list will be further updated in future filings. The Company recognizes that all required exhibits must be filed sufficiently in advance of the planned effectiveness of the Form 10 to afford the Staff adequate time to complete its review.

Effective upon the consummation of the Distribution, the subsidiary of the Company that will own the New York Knicks (“Knicks LLC”) will enter into a Media Rights Agreement with a subsidiary (“MSG Networks”) of The Madison Square Garden Company, licensing MSG Networks the right to telecast the games of the Knicks and certain associated programming (the “Knicks Agreement”); and the subsidiary of the Company that will own the Rangers (“Rangers LLC”), will enter into a Media Rights Agreement with MSG Networks, licensing MSG Networks the right to telecast the games of the Rangers and certain related programming (together with the Knicks Agreement, the “Rights Agreements”).

While the terms of the Rights Agreements have not been finally determined, the Company has concluded that it will not be required to file the Rights Agreements as exhibits to the Form 10. The Company’s analysis of the filing requirements of Regulation S-K Item 601(b)(10) follows:

1.	A contract must be filed if it is not made in the ordinary course of business and is material to the registrant. Under Item 601(b)(10), a contract will be deemed to be made in the ordinary course of business and need not be filed if it is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, unless it falls within one of the specified categories discussed below.

The Company’s Sports segment consists principally of the ownership of professional sports teams. The Company, like other owners of professional sports teams, derives revenues from the teams principally through the presentation of games to live audiences and the licensing to programming companies of the rights to telecast those games (or the telecasting of the games itself). As such, license agreements for the right to telecast games of sports teams are contracts which ordinarily accompany the ownership of sports teams.

2.	Item 601(b)(10)(ii) sets forth four categories of contracts which a registrant will be required to file (unless the contract is immaterial in amount or significance) even if the contract is made in the ordinary course of the registrant’s business. Categories (C) and (D) of Item 601(b)(10)(ii) are clearly inapplicable. Categories (A) and (B) are discussed below.

•	Item 601(b)(10)(ii)(A) requires the filing of contracts to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties. None of these categories of persons will be parties to the Rights Agreements. As noted above, the Rights Agreements will be entered into shortly before, and will become effective upon, the Distribution. While the Company is currently a subsidiary of MSG Networks, at the time that its subsidiaries enter into the Rights Agreements it will be a subsidiary of The Madison Square Garden Company but not a subsidiary of MSG Networks. MSG Networks will be a sister company of the parties to the Rights Agreements and MSG Networks will not hold, directly or indirectly, any ownership interest in Knicks LLC or Rangers LLC. When the Rights Agreements become effective, the Company will also cease to be a subsidiary of The Madison Square Garden Company. Accordingly, the Company does not believe that any of its security holders will be party to either Rights Agreement.

•

Item 601(b)(10)(ii)(B) requires the filing of any contract upon which the registrant’s business will be substantially dependent. The item provides examples of the types of contracts intended to be covered: continuing contracts to sell a major part of the registrant’s products or services or to buy a major part of the registrant’s requirements for goods, services or raw materials; or a franchise or license or other agreements to use a patent, formula, trade secret, process or trade name upon which the registrant’s business depends to a material extent. The Rights Agreements are different from the kinds of agreements that this item is addressing. While the Company will derive significant revenue from the Rights Agreements, its business does not depend on them. If the Rights Agreements were not entered into or were terminated for any reason, the Company believes it could reasonably quickly enter into rights agreements with one or more other programming companies to telecast Knicks and Rangers games. Alternatively, the Company could keep the rights to both teams and start its own regional sports programming business. The Company believes that either alternative could be implemented given the popularity of the Knicks and Rangers in the New York market and the desirability of local sports content in such market.

For example, both the New York Yankees and the New York Mets were once carried on MSG Networks’ regional sports networks. Upon the expiration of their respective rights agreements with MSG Networks, each team started its own regional sport network in the market. The Yankees started the YES network in 2002 and the Mets started Sportsnet New York in 2005.

While the Company does not believe that the Rights Agreements are required to be filed as exhibits to the Form 10, it does recognize the significance of the new agreements for the Company. For this reason, the Company will disclose the pro forma effect of the new agreements under “Unaudited Pro Forma Combined Financial Information.” The Company will also provide textual disclosure regarding the amount of revenue to be received under the Rights Agreements and the license period of each contract.

Exhibit 99.1

Summary, page 1

Our Strengths, page 1

2.	We note that you list a “[d]iverse collection of marquee entertainment brand and content, including the Radio City Christmas Spectacular, New York Spring Spectacular and the Rockettes” as strengths. To the extent material to understanding the key strengths and challenges to your business, please clarify in the “Key Challenges” section that the New York Spring Spectacular is a new offering, and may therefore have attendant risks.

Company Response: In response to the Staff’s comment, the Company has made the requested clarification on page 4 of the Information Statement.

3.	We note from the Selected Financial Data section on page 61 that Spinco has experienced increasing costs and net losses over the last three years, particularly in comparison to the MSG business as a whole. Please revise this section to discuss these trends and briefly discuss the primary drivers of these financial results.

Company Response: In response to the Staff’s comment, the Company has made the requested revisions on page 4 of the Information Statement.

Questions and Answers About the Distribution, page 10

4.	Please add a question and answer addressing whether MSG can decide to cancel the Distribution, and if so, please disclose what notification, if any, you will provide to stockholders should the board of directors waive a material condition or amend, modify, or abandon the spin-off and related transactions.

Company Response: In response to the Staff’s comment, the Company has added a question and answer addressing whether the Company can decide to cancel the Distribution on page 13 of the Information Statement.

What is the reason for the Distribution?, page 12

5.	Please explain why MSG’s board of directors believe the Distribution will potentially “increase the aggregate stock value of the stock of MSG and the Company above the value that the stock of MSG would have had if it continued to represent an interest in both the businesses of MSG and the Company . . . .”

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 12 and 16 of the Information Statement.

Risk Factors, page 21

General Risks, page 25

Our Properties are Subject to, and Benefit from, Certain Easements, . . ., page 27

6.	To the extent material to understanding the most material risks facing your business, please revise to disclose that your operations may be affected by construction plans involving Pennsylvania Station. For example, we note that current plans to annex the James A. Farley Post Office may have an adverse impact on your operations or ability to renew the lease on Madison Square Garden.

Company Response: For the information of the Staff, the James A. Farley Post Office building is located in Manhattan, directly across Eighth Avenue from The Madison Square Garden Arena and the Theater at Madison Square Garden (the “Arena”) and was constructed as a companion structure to the original Pennsylvania Station. The Arena is located on the site of the original Pennsylvania Station and above the current Pennsylvania Station (“Penn Station”). The Company owns the Arena, the platform on which it is built and development rights (including air rights) above the property. (None of its interests are leased.)

The Farley Post Office is the subject of a three-phase project that will convert the building to a new concourse for Amtrak. Phase 1 of the project, which is underway and expected to be completed in 2016, will expand an existing below-grade Penn Station concourse westward, to underneath Farley, and provide vertical pedestrian access to platforms and tracks from the Farley site. Phases 2 and 3, which are not yet funded and have no announced dates for commencement or completion, would transform the Farley building into a train hall for Amtrak and add a new commercial complex to the site. The tracks and platforms under the Arena will remain in place and continue to service commuters.

The Company believes that the Farley conversion will not have a significant impact on the Arena. The Company believes that the planned development of Farley will enhance the attractiveness of the Eighth Avenue side of the Arena as well as the surrounding area generally. The expanded access to Penn Station and the relocation of Amtrak services would serve to relieve some of the congestion below and around the Arena, while still affording commuters direct access to the Arena. In addition, the Arena would continue to be situated at the confluence of several of the most heavily used commuter rail lines in America.

Separately, as disclosed beginning on page 26 under “ Risk Factors — General Risks — We Are Subject to Extensive Governmental Regulation and Our Failure to Comply with These Regulations May Have a Material Negative Effect on Our Business and Results of Operations” in the Information Statement, the Company’s ability to continue to operate the Arena is dependent on certain government approvals. In particular, the Arena operates under a zoning special permit that was renewed in 2013 and will expire in 2023. Certain government officials and special interest groups sought to use the renewal process to force a relocation of the Arena in order to make room for improvements to Penn Station. Certain of these officials and groups continue to seek such a relocation. There can be no assurance regarding the future renewal of this permit or the terms thereof. A failure to renew the permit on acceptable terms could have a material adverse effect upon the Company.

Business, page 37

Competition, page 50

Competition in Our Sports Business, page 50

7.	We note your disclosure here that you “compete with . . . other sporting events. . . on the basis of the quality of the teams we field, their success in the leagues in which they compete, our ability to provide an entertaining environment at our games and the prices we charge for our tickets.” We also note the disclosure on page 69 of your MD&A section that “[t]he amount of revenue [you] earn is influenced by many factors, including the popularity and on-court or on-ice performance of [y]our professional sports teams and general economic conditions.” Please revise both of these sections to describe the effect of varying degrees of success on your results. We note, for example, that this season both the New York Knicks and the New York Rangers played full seasons with differing results.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 51 and 69 of the Information Statement.

Management’s Discussion and Analysis, page 62

8.	We note the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Please tell us why you believe the safe harbor is available to you. Refer to Section 21E of the Exchange Act.

Company Response: In response to the Staff’s comment, the Company has removed the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Please see page 62 of the Information Statement.

9.	Please expand your discussion of your results of operations for all periods presented to provide greater analysis as to the reasons why material decreases or increases in the various line items occurred.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 76, 78-79, 82-83, 88-89, 92, 97-98 and 101 of the Information Statement.

MSG Entertainment, page 65

10.	We note your decision to end the theatrical production of Radio City Christmas Spectacular presented outside of New York and such productions generated direct contribution to AOCF of approximately $4,400 during the 2014 holiday season, representing approximately 8% of AOCF. As such amounts will no longer be included in future results, please tell us whether or not you reasonably expect this will have a material unfavorable impact on net sales or revenues or income from continuing operations. Please cite the reasons in your response. If material, please revise MD&A to comply with the guidance outlined Item 303(a)(3)(ii) of Regulation S-K such as the reason for ending the production and trend information to the extent meaningful to your discussion. Refer to Instructions to Paragraph 303(a) of Regulation S-K for further guidance.

Company Response: The Company acknowledges that its decision to end the productions of the Radio City Christmas Spectacular outside of New York will result in the Company not benefiting in the foreseeable future from the approximately $4,400 in annual AOCF that such productions contributed during the current fiscal year. The Company has added disclosure on pages 65 and 80 of the Information Statement to describe this trend pursuant to Item 303(a)(3)(ii) of Regulation S-K.

Results of Operations, page 75

Comparison of the Year Ended June 30, 2014 versus the Year ended June 30, 2013, page 83

11.	We note your disclosures on pages 90 and 91 that the increase in net provisions for NBA luxury tax (and NBA and NHL revenue sharing) was primarily due to external factors such as the change in the luxury tax rate structure beginning with the 2013-14 season and higher estimated NBA revenue and NHL sharing expenses, and to a lesser extent, higher aggregate player salaries. We also note that the increase in other team operating expenses was primarily due to higher professional fees, the return to a full Rangers regular season schedule and, to a lesser extent, the absence of a league expense recoupment which was recorded during the prior year. Please tell us to what extent you anticipate these trends will continue. Specifically, tell us whether you anticipate the Knicks remaining a luxury tax payer, and if so, the quantitative effect of the new luxury tax rate structure. If material, please also revise the appropriate business or risk factor disclosure to quantify the NBA luxury tax payments made in 2012-13, 2013-14, the potential payment for this season, and the anticipated future payments, if possible.

Company Response: The Company believes that while changes to luxury tax, revenue sharing and team operating expenses are likely to continue, it is difficult to predict such amounts with certainty due to the nature of the Company’s sports business.

The Company expects the Knicks to be a luxury tax payer with respect to the 2014-15 season, and this expectation is disclosed on page 22 of the Information Statement under “Risk Factors — Risks Related to Our Sports Business — Our Basketball and Hockey Decisions, Especially Those Concerning Player Selection and Salaries, May Have a Material Negative Effect on Our Business and Results of Operations”

and on page 71 of the Information Statement under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — MSG Sports — Expenses — Player Salaries, Escrow System/Revenue Sharing and NBA Luxury Tax — NBA Luxury Tax.” The Company is not comfortable with making predictions about luxury tax beyond the current season. Our player salaries are a critical component of the NBA luxury tax analysis. Creating and maintaining the popularity and/or on-court and on-ice competitiveness of the Company’s sports teams is important to the success of our sports business and the competitiveness of our sports teams depend primarily on our ability to develop, obtain and retain talented players, coaches and team executives. The process of building a successful roster is fluid and it is, therefore, difficult to anticipate and quantify future expense levels. In addition, luxury tax payer status depends in part upon the NBA’s luxury tax thresholds, which are beyond our control. The Company has disclosed the risk that it may be a luxury tax payer in future years, as well as the risk of being subject to the Repeater Tax (see page 71 of the Information Statement), however, the Company does not have a reasonable basis to determine its status under the NBA luxury tax beyond the current season or its position under the Repeater Tax in future years.

Similarly, the levels of NBA and NHL revenue sharing expenses are dependent on many factors including the Knicks’ and Rangers’ results as well as the financial results of the other teams in each respective league and other factors. Changes to revenue sharing plans could be approved by the respective league governing bodies and may result in material modifications to the revenue sharing plans and in turn varying impacts to the teams.

In response to the Staff’s comment, the Company has revised its disclosure on pages 22 and 71 of the Information Statement to quantify the NBA luxury tax payments made in 2012-13 and 2013-14 and the potential payment for the 2014-15 season. Please note that the risk factor disclosure under “Risk Factors — General Risks — Our Basketball and Hockey Decisions, Especially Those Concerning Player Selection and Salaries, May Have a Material Negative Effect on Our Business and Results of Operations” also includes a cross reference to the MD&A section, which sets forth more detailed information regarding our luxury tax obligations.

With respect to other team operating expenses, we believe that the higher professional fees in 2014 and the absence of league expense recoupment in 2013 did not represent material continuing trends. In addition, the shortened 2012-13 NHL season was the result of a work stoppage that has not continued into subsequent seasons; however, as disclosed in the Information Statement (see “Risk Factors — General Risks — Organized Labor Matters May Have a Material Negative Effect on Our Business and Results of Operations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — MSG Sports — Factors Affecting Operating Results”), there is a risk of future work stoppages in the NHL and the NBA. The material facts relating to the collective bargaining agreements are set out in the Information Statement. The Company does not believe that further disclosure is required.

Liquidity and Capital Resources, page 100

Financing Agreements, page 100

Loan receivable from MSG, page 101

12.	Please identify the subsidiary discussed herein and disclose the interest rate on this subsidiary’s loan to MSG. To the extent Item 404 of Regulation S-K requires disclosure regarding this loan, please include a cross-reference to that section or otherwise clarify that it is a related party transaction.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 102-03, F-40 and F-65 of the Information Statement to identify the name of the subsidiary that provided the loan and disclose the interest rate and other material terms of such loan. For the information of the Staff, the Company does not believe that the loan is subject to disclosure under Item 404 of Regulation S-K because Instruction 4.b. to Item 404(a) provides that disclosure is not required pursuant to such item for any indebtedness transaction between a registrant and a security holder covered by Item 403(a) of Regulation S-K. Thus, given that the only relationship between the Company’s subsidiary, Eden Insurance Company, Inc., and MSG is that MSG currently owns more than 5% of the Company’s equity securities, the exception in Instruction 4.b. applies to this loan transaction. In any event, the Company has provided all of the disclosure that would have been required under if Item 404 of Regulation S-K had applied.

Cash Flow Discussion, page 101

Operating Activities, page 101

13.	Please note that references to results of operations, which is prepared on the accrual basis of accounting, and working capital movements do not provide a sufficient basis for an investor to fully understand comparative changes in cash flows of operating activities in terms of cash. Please revise your disclosure to discuss the factors that directly affected cash of operating activities for each comparative period presented. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Your discussion should address the drivers underlying each factor cited. For example, discuss the specific items that created favorable and unfavorable movements in working capital in terms of cash and the reasons underlying such movements.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 103 of the Information Statement.

Critical Accounting Policies, page 105

Goodwill, page 106

14.	Refer to your disclosure on page 107 where you state, “[b]ased on these impairment tests, the Company’s reporting units had sufficient safety margins, representing the excess of the estimated fair value of each reporting unit less its respective carrying value (including goodwill allocated to each respective reporting unit).” Please revise your disclosure to clarify how you define “sufficient safety margins.”

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 109 of the Information Statement.

Executive Compensation, page 118

Key Elements of 2015 Expected Compensation from the Company, page 129

15.	We note your disclosure on page 118 that “it is anticipated that the elements of our compensation will be similar to the elements of MSG’s compensation” and on page 121 that “[g]enerally, the performance metrics for MSG’s incentive compensation have been based on net revenues and on the adjusted operating cash flow, or AOCF, of its business units.” Please tell us, if possible, whether you expect similar criteria for the new incentive plans.

Company Response: We respectfully acknowledge the Staff’s comment and advise the Staff that the Compensation Committee has not yet made any final determination on the performance metrics for determining the Company’s incentive compensation, but we expect that the Company will use similar incentive compensation performance metrics to those used by The Madison Square Garden Company (“MSG”), including net revenues and adjusted operating cash flow of its business units.

Certain Relationships and Related Party Transactions, page 148

Transition Services Agreement, page 149

16.	To the extent possible, please quantify the amounts payable to MSG under this agreement and, if material, revise your MD&A section to include quantified disclosure of the ongoing financial commitments you will have to MSG in connection with the separation. Similarly, please disclose the material terms of your media rights agreement on page 151.

Company Response: We respectfully acknowledge the Staff’s comment and advise the Staff that the terms of the transition services agreement, the media rights agreements and other agreements between the Company and MSG have not yet been finalized. The Company will add more disclosure regarding the material terms of these agreements in future Form 10 amendments as more information becomes available.

Notes to Combined Financial Statements, page F-8

Note 2: Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-10

Multiple-Deliverable Transactions, page F-11

17.	You indicate that the timing of revenue recognition for each deliverable is dependent upon meeting the revenue recognition criteria for the respective deliverable. Please expand your disclosure to specify the criteria which must be met. Additionally, please state whether revenue is typically recognized ratably once such criteria have been met, or otherwise. Also, tell us if there are there return provisions that would preclude revenue recognition.

Company Response: In response to the Staff’s comment, the Company has expanded its disclosure on pages F-10 and F-11 of the Information Statement. Additionally, the Company’s arrangements generally do not contain any return provisions.

Long-Lived and Indefinite Assets, page F-16

18.	Please revise your Impairment of Long-Lived and Indefinite-Lived Assets policy footnote on page F-17 to disclose the method you use to determine fair value for both indefinite-lived and amortizable intangible assets.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-17 and F-18 of the Information Statement.

Note 11: Legal Matters, page F-27

19.	In regards to the two class action antitrust lawsuits, please provide the disclosure required by ASC 450-20-50-4b.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-27 and F-60 of the Information Statement.

Note 17: Income Taxes, page F-41

20.	We note from your disclosure you believe that it is not more likely than not Spinco will realize the benefit for its net deferred tax asset. In this regard, please explain to us and disclose why it appears a full valuation allowance of your deferred tax asset has not been recognized for each of the years presented.

Company Response: In determining the amount of valuation allowance required on its net deferred tax asset, the Company netted the tax effects of certain taxable temporary differences that are expected to reverse in the carryforward period under the tax law against the gross deferred tax asset. In response to the Staff’s comment, the Company has revised its disclosure on page F-42 of the Information Statement.

Note 18: Segment Information, page F-43

21.	We note your disclosure which states that you classify your business interests into two reportable segments. Please disclose the factors used to identify your reportable segments, including management’s basis for organization and whether operating segments have been aggregated in accordance with ASC 280-10-50-21.

Company Response: In determining our reportable segments, the Company refers first to the guidance of ASC 280-10-50-10 in determining the criteria used to identify the Company’s reportable segments, which states the following:

“A public entity shall report separately information about each operating segment that meets both of the following criteria:

a.	Has been identified in accordance with paragraphs 280-10-50-1 and 280-10-50-3 through 50-9 or results from aggregating two or more of those segments in accordance with the following paragraph

b.	Exceeds the quantitative thresholds in paragraph 280-10-50-12.”

With regard to the first factor above, the Company determined that our business is comprised of two operating segments, MSG Sports and MSG Entertainment, per the guidance in ASC 280-10-50-1 and ASC 280-10-50-3 through 9. The Company’s chief operating decision maker (“CODM”) will remain unchanged as a result of the spin-off of the Company from MSG. Our CODM is James Dolan, the Company’s Executive Chairman. Mr. Dolan is responsible for the allocation of resources and assessment of performance of the Company’s operating segments. He has significant involvement in the day-to-day operations of the Company, and he and his family collectively own all of the Company’s Class B common stock. Additionally, Mr. Dolan and his family hold the majority voting power with regard to matters on which the Company’s Class A and Class B common stock vote together. With regard to the second factor, we note also that the Company determined that each of our operating segments met the criteria of ASC 280-10-50-12.

As part of our reportable segment analysis, our MSG Sports and MSG Entertainment operating segments were determined to be the only business components whose discrete financial information is regularly reviewed by the CODM, as well as to be engaged in business activities from which they earn revenues and incur expenses. The Company determined that this reporting structure was in line with the guidance of ASC 280, providing “management’s view” of our financial results to the reader of our financial statements through a lens that aligns with our internal management reporting.

We note that the Company has considered the following guidance of ASC 280-10-50-11, which discusses the aggregation of operating segments for purposes of external segment reporting:

“Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a.	The nature of the products and services

b.	The nature of the production processes

c.	The type or class of customer for their products and services

d.	The methods used to distribute their products or provide their services

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.”

The Company notes that the criteria set forth by ASC 280-10-50-11 was not met. In turn, the Company did not aggregate our MSG Sports and MSG Entertainment operating segments for purposes of our segment reporting in the Information Statement.

In response to the Staff’s comment, the Company has revised its disclosure in our annual audited financial statements and interim unaudited financial statements on pages F-43 and F-66 of the Information Statement, respectively, to discuss our basis of organization and the absence of aggregation with regard to our business’ operating segments.

22.	We note from your revenue recognition footnote and disclosures contained elsewhere in the filing that you earn revenues from ticket sales, license fees, concessions, merchandise, advertising among others product and service offerings. In this regard, please provide the information required by ASC 280-10-50-40 or disclose why you are unable to do so.

Company Response: In determining the necessary disclosure with regard to revenue by offering type, we refer to the guidance of ASC 280-10-50-40:

“A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity’s general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.”

In response to the Staff’s comment, the Company has revised its disclosure on pages F-44 and F-67 of the Information Statement to provide disaggregated revenue detail. The Company determined that this presentation is in conformity with the guidance above, as similar information is used to produce our general-purpose financial statements.

23.	We note as a result of the spin-off you will own and operate the sports and entertainment businesses currently owned and operated by MSG through its MSG Sports and MSG Entertainment segments and will own, lease or operate the arenas and other venues currently owned, leased or operated by MSG. In this regard, please explain to us the reason(s) for differences in the amounts disclosed as AOCF and operating income (loss) for both MSG Entertainment and MSG Sports in your segment footnote as compared to the amounts presented under MSG’s segment footnote in their Form 10-K for the fiscal year ended June 30, 2014. We note in certain periods the difference in segment AOCF and operating income are significant. For example, AOCF for MSG Entertainment in your footnote shows positive AOCF for all periods presented whereas MSG’s segment footnote reflects negative AOCF in 2014 and 2013. We note similar differences in the amounts reflected as operating income (loss) for MSG Entertainment as compared to the amounts included in MSG’s segment footnote. In most cases, it appears the results included in your segment footnote have improved relative to the amounts disclosed in MSG’s footnote. Similarly, please explain the differences in the interim period.

Company Response: The Company notes that the differences in AOCF between MSG’s historical Sports and Entertainment segments and the Company’s reportable segments are primarily the result of differences in methodology with regard to shared costs historically incurred by MSG and allocated to its three historical segments (MSG Sports, MSG Entertainment and MSG Media).

We first refer to the guidance of ASC 280-10-50-27, which provides insight into the appropriateness of cost allocations in the context of segment reporting for MSG. Please see below for the excerpt:

“…Adjustments and eliminations made in preparing a public entity’s general-purpose financial statements and allocations of revenues, expenses, and gains or losses shall be included in determining reported segment profit or loss only if they are included in the measure of the segment’s profit or loss that is used by the chief operating decision maker ... If amounts are allocated to reported segment profit or loss or assets, those amounts shall be allocated on a reasonable basis.”

We note that in many cases, the Company has historically allocated a variety of shared costs to each of the three MSG businesses (Media, Sports and Entertainment), which aligned with MSG’s internal reporting provided to senior management. The allocation of these costs were included in the determination of segment profit (loss) used by the CODM to allocate resources and assess the performance of the segments. In certain circumstances, this approach resulted in costs being allocated to MSG Sports and MSG Entertainment for which they did not receive a direct benefit. The Company notes that this is a permissible approach under ASC 280, as external segment reporting is intended to align with management’s internal reporting structure, per the above guidance.

Conversely, for purposes of the Company’s carve-out financial statements, we referred to the guidance of SEC SAB Topic 1B (specifically, Questions 1 and 2) in determining the appropriate approach for specifically identifying and/or allocating costs to the stand-alone financial statements included in the Information Statement.

SEC SAB Topic 1B:1 states that the historical income statements of the registrant should reflect “all of its costs of doing business.” The Company applied this guidance to the above-discussed cost pools that were historically allocated among MSG’s three business segments, and first assessed whether specific identification of costs to any of the respective businesses was practicable. This assessment resulted in the reclassification of certain costs that were previously allocated for MSG segment reporting to subsequently include/exclude such costs from the Company’s historical income statement, as applicable. In cases where specific identification was not possible or practicable, we first allocated shared costs to the total Company combined income statements, and further to its reportable segments, based upon proportional drivers commonly used in carve-out financial statements, such as percentage of revenue or headcount.

Further, we believe the above proportional allocation approach aligns with the guidance of SEC SAB Topic 1B:2, which states that “the staff expects any expenses clearly applicable to the subsidiary to be reflected in its income statements. However, the staff understands that in some situations a reasonable method of allocating common expenses to the subsidiary (e.g., incremental or proportional cost allocation) must be chosen because specific identification of expenses is not practicable. In these situations, the staff has required an explanation of the allocation method used in the notes to the financial statements along with management’s assertion that the method used is reasonable.” As a final point of note, the Company has disclosed on page 32 of the Information Statement under “Risk Factors — General Risks — Our Historical Financial Results as Business Segments of MSG and Our Unaudited Pro Forma Combined Financial Statements May Not be Representative of Our Results as a Separate, Stand-Alone Company” that “these allocations were based on what we and MSG considered to be reasonable reflections of the historical utilization levels of these services required in support of our business. The historical information does not necessarily indicate what our results of operations, financial position, cash flows or costs and expenses will be in the future.” The Company believes this provides appropriate disclosure as to the potential variances on a going-forward basis.

Please refer to Note 1. Basis of Presentation and Description of Business in our annual audited financial statements and our interim unaudited financial statements beginning on pages F-8 and F-54 of the Information Statement, respectively, for further details regarding our allocation approaches under the guidance of SAB Topic 1B.

* * * * * *

In responding to the Staff’s comments, the Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact John P. Mead at (212) 558-3764.

Sincerely,

/s/ Lawrence J. Burian
Lawrence J. Burian
Executive Vice President, General Counsel and Secretary

cc:         John P. Mead, Esq., Sullivan & Cromwell LLP

              Timothy M. Daly, KPMG LLP